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[SAPIENS LOGO]                                                      [NESS LOGO]

             FOR ADDITIONAL INFORMATION

             Dan Falk                              Yaron Polak
             Chief Executive Officer               Chief Executive Officer
             Sapiens International                 Ness Technologies Inc.
             Tel:  +972-8-938-2877                 Tel: +972-3-766-6805
             E-mail: dani.f@sapiens.com            E-mail: yaron.polak@ness.com

                  SAPIENS AND NESS TECHNOLOGIES ANNOUNCE MERGER

 Combination Creates a Global IT Services and Solutions Provider - Number One
       Player in the Israeli Market -- Positioned for International Growth


Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, and Ness Technologies, Inc. ("Ness"), a privately held IT services provider, today announced that they have entered into a definitive merger agreement.

The merger will create a powerful IT solutions organization with strong international operations and over 3,000 employees. The combined company will offer a broad range of IT services and "new economy" e-business solutions based on world-class solutions technologies and methodologies. The merger will also enhance and expand the combined company's domain expertise in areas such as insurance, banking and financial services, supply chain and telecommunications.

Under the terms of the agreement, Sapiens will issue 2.1 shares of Sapiens common stock for each issued and outstanding share of common and preferred stock of Ness. In the aggregate, Sapiens will issue approximately 40.9 million shares and assume options and warrants covering approximately 16.2 million shares. Upon consummation of the merger, current Sapiens shareholders will own approximately one-third, while Ness shareholders will own approximately two-thirds of the combined company.

Management of both companies believe that significant operational and revenue synergies will be achieved through incremental revenues, cost savings and utilization of combined resources in fiscal year 2001 and beyond. Sapiens expects the merger to be accretive to its fiscal 2001 reported earnings, excluding one-time charges associated with the merger, and significantly accretive to earnings excluding one-time charges and existing goodwill amortization of both companies.

The transaction is intended to qualify as a pooling-of-interests for accounting purposes. As part of the merger, Sapiens will change its jurisdiction of incorporation to Delaware and adopt the Ness name. Shares of the combined entity will continue to be traded on NASDAQ's National Market List. The transaction is expected to close in the first quarter of 2001, subject to customary closing conditions including regulatory approvals and approval by the shareholders of both companies.

Mr. Yaron Polak, who is currently President and CEO of Ness, and Mr. Aharon Fogel, who is currently Chairman of the Board of Ness, will assume the positions of President and CEO and Chairman of the Board, respectively, of the combined company. Mr. Dan Falk, who is currently President and CEO of Sapiens, will assume the position of President of the combined entity's international operations and will be named to the Executive Committee of the Board of Directors of the combined company. Mr. Ron Zuckerman, who is currently Chairman of the Board of Sapiens, will serve as a member of the Board of Directors of the combined entity.

Significant shareholders of the new entity will include the Wolfson Group and E.M. Warburg Pincus & Co.


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The Board of Directors of Sapiens has approved the merger and recommended that
Sapiens shareholders vote in favor of the merger. A meeting of Sapiens shareholders to consider the transaction will be held following the preparation and distribution of proxy materials.

Lehman Brothers is advising Sapiens on the transaction and has provided a fairness opinion to the Board of Directors of Sapiens with respect to the fairness, from a financial point of view, of the exchange ratio. Salomon Smith Barney, a division of Citigroup, is advising Ness on the transaction and has provided a fairness opinion to the Board of Directors of Ness. ING Barings is also acting as an advisor to Ness in connection with the merger.

"This is a natural merger of two almost perfectly complementary organizations in a way that will create exciting and far-reaching opportunities for the combined company," said Yaron Polak, Ness' President and Chief Executive Officer. "Ness' powerful IT organization and project methodologies, coupled with Sapiens' strong international presence and complementary e-business solutions, position us as a global services provider that will enable large enterprises to meet the changing IT demands of the new economy."

Dani Falk, President and Chief Executive Officer of Sapiens, added: "We believe that this merger will better position us to provide our shareholders with the type of value that we have been striving to achieve. By merging with Ness, we envision a powerful combined company that will have the critical mass, technological depth and financial resources to create significant worldwide growth opportunities in the future."

A conference call to discuss the merger announcement will be held on September 18th, 2000 at 11:30 AM (EST). To participate in the conference call please dial:
+1-212-896-6003.


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About Sapiens

Sapiens International Corporation N.V. (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their information technology assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying its technologies, Sapiens strives to ensure fast time-to-market and responsiveness to change. Sapiens serves its customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. Sapiens' installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Siemens Energy and Automation and other multinational corporations.
You are invited to visit us on the World Wide Web at http://www.sapiens.com.

About Ness

Ness Technologies, Inc., whose principal shareholders are the Wolfson Group and E.M. Warburg Pincus & Co, has developed, through a series of acquisitions, into a global, end-to-end IT solutions provider. Ness, which is currently the largest provider of IT services in Israel, has a blue-chip customer base that includes hundreds of leading organizations in Israel's private, government and military sectors. Ness' customers include Israel's leading banks, insurance companies and cellular providers, Visa, Bezeq, Israel Aircraft Industries, the Ministry of Defense and many of Israel's premier hi-tech companies, including Amdocs, Checkpoint and Comverse. Its strategic marketing alliances and partnerships include relationships with SAP, Sybase, InterShop, Alcatel, Siemens, Microsoft, Compaq and Raytheon. Ness reported audited revenues of $98.1 million for the year ended December 31, 1999 and unaudited revenues of $83.9 million for the six-month period ended June 30, 2000.
You are invited to visit us on the World Wide Web at http://www.ness.com.


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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including, among others, risks associated with achieving a successful integration of the respective operations of the two companies and thereby achieving the benefits of the transaction; the failure of the combined organization to retain key personnel; the impact that competitive forces in the marketplace could have on the ability of the parties to achieve the expected financial and operating results and synergies; and the risk that unanticipated events and circumstances may occur rendering the transaction less beneficial. Factors affecting the business of the two parties generally include, among others, market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings. Accordingly, actual results may differ materially from those anticipated.